TERYL RESOURCES CORP.

N E W S R E L E A S E

GOLD EXPLORATION PROGRAM APPROVED FOR $985,931 U.S. ON THE
FAIRBANKS, ALASKA PROSPECT

Teryl Resources Corp.
(the “Company”)

CDNX: TRC.V

For Immediate Release: January 18, 2002 – Vancouver, B.C.- Teryl Resources Corp. (CDNX: TRC.V) and TERYL, INC. wish to announce that a budget for the 2002 Gil Venture Exploration Program of $985,931 U.S. for exploration on the Gil claims in the Fairbanks Mining District has been received from our joint venture partner Kinross Gold Corporation (Symbol TSE: K; Amex: KGC).

The following primary goals of the program are as follows:

  Previous drilling in the North Gil have encountered several high grade quartz vein intercepts. A minimum of three core holes, targeting depths greater than 1000 feet, are proposed to test for more high grade intercepts and confirm continuity of grade.

  Detailed mineralogical and petrographic research, soil geochemistry, and ground gravity geophysics suggest that upper Slippery Creek is a very good target for an intrusive hosted gold deposit. Two to three pre-collared 1000 foot core holes are planned to test this target.

  The intersection of two strongly mineralized trends, the Main and North Gil, create an intriguing target and will be tested with shallow to moderate reverse circulation drilling. Dozer trenching will also be used where overburden thickness is not excessive.

  Trenching and drilling on the Sourdough Ridge prospect revealed calc-silicate mineralization similar to that of the Main Gil. High angle east-west veins also bear strong resemblance to those found above the Fort Knox ore body. Reverse circulation drill holes along with dozer trenching will be used to explore the Sourdough Ridge target.

  The remainder of the budget will be used to test other gold-in-soil anomalies, such as upper All Gold Creek and middle Lohr Creek.

The Main and North Gil zones are reported to contain an estimated mineral resource of 10.7 million tons of 0.04 opt of gold totaling over 400,000 ounces (see February 14, 2000 news release for details).

The Gil claims are adjacent to the producing Fort Knox mine which is owned by our joint venture partner Kinross Gold Corporation. Teryl Resources owns a 20% working interest and Kinross Gold owns an 80% working interest in the Gil joint venture property.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp has several gold, silver and diamond properties located in Canada and the U.S.A. The mining prospects consist of two joint venture gold properties located near the Kinross Gold producing Fort Knox Mine in Alaska, several diamond-mining prospects near the Dia Met diamond producing mine located in the N.W.T., of which one of the diamond properties have been joint ventured to BHP, and one joint venture silver prospect located in northern B.C. Canada. The Company also has an interest in several producing oil and gas wells located in Texas, USA.

ON BEHALF OF THE BOARD OF DIRECTORS

John Robertson
President

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.

120 – 3011 Viking Way, Richmond, B.C. V6V 1W1 Canada
Tel: (604) 278-5996 Fax: (604) 278-3409 Email: john@ihiway.net www.terylresources.com